UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mid-Continent Securities Advisors, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1218 Webster Street

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William H. Van Pelt, IV   713-289-6200

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bauer & Company, LLC

(Name – *if individual, state last, first, middle name*)

5910 Courtyard Drive #230	Austin	TX	78731
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, William H. Van Pelt, IV, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mid-Continent Securities Advisors, Ltd., as of December 31, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NELDA J. HEBERT
My Notary ID # 124343683
Expires September 24, 2022

William H. Van Pelt IV
Signature

President, FINOP
Title

Nelda J. Hebert
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Mid-Continent Securities Advisors, Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Mid-Continent Securities Advisors, Ltd. as of December 31, 2018, the related statements of operations, changes in partners' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Mid-Continent Securities Advisors, Ltd. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Mid-Continent Securities Advisors, Ltd.'s management. Our responsibility is to express an opinion on Mid-Continent Securities Advisors, Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Mid-Continent Securities Advisors, Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Mid-Continent Securities Advisors, Ltd.'s financial statements. The Supplemental Information is the responsibility of Mid-Continent Securities Advisors, Ltd.'s management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Mid-Continent Securities Advisors, Ltd.'s auditor since 2018.

Austin, Texas
February 28, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com



Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents the Computation of Net Capital and Aggregate Indebtedness Under Rule 15c3-1 (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 (Schedule II) and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 (Schedule III) (collectively, the "Supplemental Information") that accompanies the financial statements. We subjected that Supplemental Information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Board of Directors and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

BAUER & COMPANY, LLC

Bauer & Company, LLC

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2018 AND 2017

ASSETS

	2018	2017
ASSETS:		
Cash and Cash Equivalents	$ 235,890	$ 475,439
Commission Receivable	204,921	416,000
Note Receivable	-	1,354
Prepaid Expenses	-	12,721
TOTAL ASSETS	$ 440,811	$ 905,514

LIABILITIES AND PARTNERS' CAPITAL

	2018	2017
LIABILITIES:		
Commissions Payable	$ 292,868	$ 761,399
Accrued Liablities	300	6,227
TOTAL LIABILITIES	293,168	767,626
PARTNERS' CAPITAL	147,643	137,888
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 440,811	$ 905,514

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
REVENUES:		
Fee Income	$ 1,766,678	$ 1,796,097
GENERAL AND ADMINISTRATIVE EXPENSES:		
Commission Expense	1,034,621	1,232,348
Office Rent	25,500	54,000
Office Supplies	388	-
Professional Fees	14,116	12,993
License and Registration Fees	15,779	26,814
Meals and Entertainment	7,000	7,000
Subscriptions and Membership Dues	3,277	3,211
Travel	-	4,556
Total General and Administrative Expenses	1,100,681	1,340,922
INCOME FROM OPERATIONS	665,997	455,175
OTHER INCOME (EXPENSE):		
Interest Income	16	1,373
Other Expense	(1,005)	(990)
Total Other Income (Expense)	(989)	383
NET INCOME	$ 665,008	$ 455,558

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	General Partner	Limited Partner	Total
Balance, January 1, 2017	$ 4,552	$ 463,959	$ 468,511
Net Income	4,556	451,002	455,558
Distributions	(7,861)	(778,320)	(786,181)
Balance, December 31, 2017	1,247	136,641	137,888
Net Income	6,650	658,358	665,008
Distributions	(6,553)	(648,700)	(655,253)
Balance, December 31, 2018	$ 1,344	$ 146,299	$ 147,643

The accompanying notes are an integral part of these financial statements.

MID-CONTINENT SECURITIES ADVISORS, LTD.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 665,008	$ 455,558
Adjustments to reconcile net income to net cash provided by operating activities		
Net change in:		
(Increase) decrease in commission receivable	211,079	(2,000)
(Increase) decrease in prepaid expense	12,721	13,386
Increase (decrease) in commissions payable	(468,531)	364,185
Increase (decrease) in accrued liabilities	(6,227)	3,045
Net cash provided by operating activities	414,050	834,174
CASH FLOWS FROM INVESTING ACTIVITIES:		
Change in Notes Receivable	1,354	3,952
Advance to Related Party	(70,000)	(70,000)
Repayment from Related Party	70,000	70,000
Net cash provided by investing activities	1,354	3,952
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distributions to Partners	(654,953)	(467,999)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(239,549)	370,127
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	475,439	105,312
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 235,890	$ 475,439

SUPPLEMENTAL DISCLOSURE OF NONCASH INVESTING AND FINANCING ACTIVITIES:

	2018	2017
Reduction to Note Receivable via Distribution to Partner	$ -	$ 315,000
Increase to Accrued Liabilities via Distribution to Partner	$ 300	$ 3,182

The accompanying notes are an integral part of these financial statements.

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business Activity

Mid-Continent Securities Advisors, Ltd. (the Partnership) was organized on April 2, 2002 under the laws of the State of Texas to engage solely in the business as a registered broker-dealer.

As of December 31, 2018, the general partner has a 1% partnership interest and the limited partner a 99% partnership interest. The Partnership terminates on December 31, 2102, unless terminated at an earlier date as provided for in the Partnership Agreement.

This summary of significant accounting policies of the Partnership is presented to assist in understanding the financial statements. The financial statements and notes are representations of management, who are responsible for their integrity and objectivity. These accounting policies reflect industry practices, conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements. The following items comprise the significant accounting policies of the Partnership.

Basis of Accounting

The Partnership maintains its accounts on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Accounting principles followed by the Partnership and the methods of applying those principles, which materially affect the determination of financial position, results of operations and cash flows are summarized below.

Fee Income

The Partnership receives commissions for directing its customers to invest in hedge funds, mutual funds and variable life insurance products. The Partnership does not carry any securities for its customers.

Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, cash in banks and all short-term, highly liquid investments which are readily convertible into cash and have an original maturity of three months or less.

Income Tax

The Partnership files a federal income tax return on a calendar-year basis. The entity is organized as a Partnership and the entity is not liable for income taxes. All income and losses are passed through to the partners of the Partnership. As a result, no current or deferred income tax expense is recognized in the Partnership's financial statements.

The Partnership is subject to Texas franchise tax, commonly referred to as the Texas margin tax, for the years ended December 31, 2018 and 2017. For the Partnership, taxable margin is revenue less interest expense. The margin tax was insignificant for the years ended December 31, 2018 and 2017. This tax is current and does not have a deferred tax component.

NOTE 1:   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

Income Tax - continued

The Partnership had no unrecognized tax benefits at December 31, 2018 and 2017. The Partnership recognizes interest accrued on and penalties related to unrecognized tax benefits in tax expense. During the years ended December 31, 2018 and 2017, the Partnership recognized no interest and penalties.

Lease Commitment

The Partnership leases office space on a month to month basis. For the years ended December 31, 2018 and 2017, rent expense totaled $54,000 and $54,000, respectively.

NOTE 2:   PARTNERSHIP AGREEMENT

The following are some of the significant terms of the Partnership Agreement:

Management

The general partner, MCSALGP, LLC, except as otherwise expressly stated or provided in the Partnership Agreement and subject to the approval of the limited partner to the extent required by the Partnership Agreement, shall have the sole and exclusive right to manage the business of the Partnership.

Liability of Limited Partner

The liability of the limited partner to the Partnership shall be limited to the difference between the limited partner's capital contributions as actually made and that stated in the initial offering certificate as having been made; provided, however, that when the limited partner has received the return in whole or in part of his capital contribution, he shall nevertheless be liable to the Partnership to the extent required by law for any sum, not in excess of such return with interest at the legal rate thereon, necessary to discharge the Partnership's liabilities to all creditors who extend credit or whose claims arose before such return, and who have not waived this provision in whole or in part.

General Allocation of Income and Expenses

Net income and losses shall be allocated one percent to the general partner and ninety-nine percent to the limited partner.

Special Allocation of Income and Expenses

To the extent that an allocation of losses would cause a limited partner to have an adjusted capital account deficit at the end of any fiscal year, then, those losses shall be allocated 100% to the general partner. If losses have been allocated pursuant to the terms of the agreement, then profits shall be allocated 100% to the general partner until the aggregate profits allocated to the general partner for the fiscal year end and all previous years is equal to the aggregate losses allocated to the general partner for all fiscal years.

Payment of Distributions

The general partner shall make distributions from time to time, by majority vote of the general partner, to cause the Partnership to distribute cash or property to the partners as a return of capital. Distributions need not to be made in accordance with the partners' units or capital accounts. Rather, distributions can be made to any partner, in the general partner's discretion, including itself, as long as that distribution is designated as a return of capital, provided, however, that the distributions may be made only to a partner to the extent of the positive balance in that partner's capital account.

NOTE 3:   RELATED PARTY TRANSACTIONS

Under terms of a formal agreement, the Partnership pays $500 monthly to the limited partner for rent and certain administrative services. The monthly payment is not necessarily indicative of the costs that would have been incurred had the Partnership been a separate and independent partnership. During the years ended December 31, 2018 and 2017, the Partnership paid $6,000 to the limited partner.

On May 28, 2015, the Partnership advanced a related party $315,000 under a formal note that bears interest at .43% per annum, payable in annual installments of interest only, with repayment of outstanding principal and related accrued interest at the maturity, May 27, 2018. During the year ended December 31, 2017, the note receivable was reclassified as a distribution in lieu of repayment. For the year ended December 31, 201, interest income and accrued interest on this note was deemed to be insignificant.

During the year ended December 31, 2017, the Partnership advanced a related party $70,000 and was repaid this amount by another related party.

At December 31, 2017, the Partnership owed various related parties $3,045 for deposits received in error on their behalf which are included in accrued liabilities on the accompanying balance sheet. During the year ended December 31, 2018, these amounts were repaid to the related parties.

At December 31, 2018 and 2017, the Partnership accrued a distribution to the general partner totaling $300 and $3,182, respectively, which is included in accrued liabilities on the accompanying balance sheet.

NOTE 4:   CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Partnership to concentrations of credit risk consist of cash and cash equivalents and commission receivable. At various times during the year, the Partnership may have bank deposit in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions.

For the year ended December 31, 2018, one customer accounted for 45% of total revenues. For the year ended December 31, 2017, one customer accounted for 46% of total revenues. At December 31, 2018 and 2017, one customer comprised 83% and 100%, respectively, of commission receivable.

NOTE 5:   NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Partnership had net capital of $116,725 which was $91,725 in excess of its required net capital of $25,000. Additionally, the Partnership's ratio of aggregate indebtedness to net capital was 251%.

NOTE 6:   SUBSEQUENT EVENTS

The Partnership has evaluated all subsequent events through February 28, 2019, the date the financial statements were available to be issued.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE I - COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
IN ACCORDANCE WITH RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

Net Capital:		
Partners' capital from statement of financial condition	$	147,643
Nonallowable assets		(30,918)
Net capital before haircuts		116,725
Haircuts		-
NET CAPITAL	$	116,725
Computation of basic net capital requirement:		
Minimum net capital required (6-2/3% of aggregate indebtedness)	$	19,554
Minimum dollar net capital requirement		25,000
Excess capital		91,725
Net capital less 120% of minimum dollar net capital requirement	$	86,725
Ratio:		
Aggregate indebtedness to net capital		251%
Ratio of subordinated indebtedness to debt/equity total		-

Note: There are no material differences between the above computation and the computation of net capital as of December 31, 2018 previously filed by Mid-Continent Securities Advisors, Ltd. on Form X-17A-5.

See Independent Auditor's Report.

MID-CONTINENT SECURITIES ADVISORS, LTD.
SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2018

Mid-Continent Securities Advisors, Ltd. does not effect transactions for anyone defined as a customer under Rule 15c3-3. Accordingly, there are no items to report under the requirements of this rule.

See Independent Auditor's Report

Mid-Continent Securities Advisors, Ltd.

The Benjamin Building
1218 Webster Street
Houston, Texas 77002

William H. Van Pelt, IV
Direct: (713) 289-6202
E-mail: bvp4@mccltd.com

Telephone: (713) 289-6200
Facsimile : (713) 289-6247

February 28, 2019

Exemption Report

Mid-Continent Securities Advisors, Ltd. is exempt from the filing requirement of Rule 15c3-3 under the exemption provided under (k)(2)(i)-"Special Account for the Exclusive Benefit of customers" maintained. Our firm does not hold nor receive customer funds nor securities.

Mid-Continent Securities Advisors, Ltd. has met this exemption continuously since the firm's inception, including the calendar year 2018.



William H. Van Pelt, IV
President



BAUER
& COMPANY
audit & accounting services

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners
of Mid-Continent Securities Advisors, Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Year Ended December 31, 2018, in which (1) Mid-Continent Securities Advisors, Ltd. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Mid-Continent Securities Advisors, Ltd. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Mid-Continent Securities Advisors, Ltd. stated that Mid-Continent Securities Advisors, Ltd. met the identified exemption provisions throughout the most recent fiscal year without exception. Mid-Continent Securities Advisors, Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Mid-Continent Securities Advisors, Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 28, 2019

Bauer & Company, LLC
5910 Courtyard Drive #230 Austin, TX 78731
Tel 512.731.3518 / www.bauerandcompany.com